

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

July 12, 2010

Martin E. Stein, Jr.
Chairman of the Board and
Chief Executive Officer
Regency Centers Corporation
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, Florida 32202

> **Re:** **Regency Centers Corporation**
> **Regency Centers, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File Nos. 1-12298 and 0-24763**

Dear Mr. Stein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Item 15. Exhibits and Financial Statement Schedules, page 132</u>

1. We have reviewed your response to comment 1 in our letter dated May 24, 2010. Please note that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety. Please file complete copies of exhibits 10(f) and 10(g) if such contracts are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

2.   As noted in our letter dated May 24, 2010 and below, please provide, in writing, a statement <u>from the company</u> making the three required acknowledgements. Please see the third to last paragraph below.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Michael B. Kirwan